AIS

[redacted]

05010250

RECEIVED
2005 AUG -8 P 1: 3

August 1, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 075/2005**

Subject: Consideration of amendment on the terms and conditions regarding the dividend covenant of the Company's debentures
Date: August 1, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

August 1, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 075/2005**

  Subject: Consideration of amendment on the terms and conditions regarding the dividend covenant of the Company's debentures
  Date: August 1, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

| RECEIPT COPY |
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| *Received by:* |
| *Date:* |

Enclosure

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-6000

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**August 1, 2005**

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AIS-CP 075/2005

August 1, 2005

Re: Consideration of amendment on the terms and conditions regarding the dividend covenant of the Company's debentures

To: The President
The Stock Exchange of Thailand

According to the offering of Advanced Info Service Public Company Limited ("the Company")'s debentures, the details of the Company's debentures are as follows:

1. Debentures of Advanced Info Service Plc. No. 1/2001, due 2006 (AIS063A)
2. Debentures of Advanced Info Service Plc. No. 3/2001, due 2006 (AIS06NA)
3. Debentures of Advanced Info Service Plc. No. 1/2002, due 2009 (AIS093A)
4. Debentures of Advanced Info Service Plc. No. 2/2002, due 2009 (AIS093B)
5. Debentures of Advanced Info Service Plc. No. 3/2002, due 2007 (AIS073A)
6. Debentures of Advanced Info Service Plc. No. 4/2002, due 2007 (AIS07OA)

The Company is now under consideration to propose the amendment on the terms and conditions regarding the dividend covenant of the Company's debentures in order to increase the flexibility in dividend payment. The Company will inform you the result of our consideration, accordingly.